The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

November 28, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

07028366

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

SUPPL

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Corrections of 2007 Annual Report

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Toru Matsuura
Title: Controller, NY Branch

On behalf of:
1) General Manager
2) The Sumitomo Trust and Banking Co. Ltd.
3) Financial Management Department

November 28, 2007

The Sumitomo Trust & Banking Co., Ltd.

Corrections of 2007 ANNUAL REPORT

The Sumitomo Trust & Banking Co., Ltd. made following corrections of the information in 2007 ANNUAL REPORT in addition to "Corrections of BIS Capital Ratio Related Information For the FY2006 ended March 31, 2007 and 1st Quarter of FY2007" released on November 15, 2007. Corrections made in both releases are listed below, while ones in this release are shaded. These corrections were already reflected to 2007 ANNUAL REPORT on our website.

The Year in Brief

Spread Page 1

Before Correction	After Correction
The consolidated BIS* capital adequacy ratio was maintained at a sufficient level of **11.41%**,	The consolidated BIS* capital adequacy ratio was maintained at a sufficient level of **11.36%**,

Financial Highlight

Spread Page 2

Consolidated (FY2006)	Before Correction		After Correction	
	Millions of Yen	Millions of U.S. Dollars	Millions of Yen	Millions of U.S. Dollars
At Year-End Tier I Capital*4	1,026,390	8,691	1,026,199	8,689
At Year-End Total Capital*4	1,810,405	15,329	1,809,860	15,325
At Year-End Total Risk-Weighted Assets*4	15,864,462	134,331	15,924,988	134,843
Financial Ratios Tier I Ratio*4	6.46%	-	6.44%	-
Financial Ratios BIS Capital Adequacy Ratio*4	11.41%	-	11.36%	-

Spread Page 3

Non-Consolidated (FY2006)	Before Correction		After Correction	
	Millions of Yen	Millions of U.S. Dollars	Millions of Yen	Millions of U.S. Dollars
At Year-End Tier I Capital*4	1,063,389	9,004	1,063,198	9,003
At Year-End Total Capital*4	1,872,951	15,859	1,872,406	15,854
At Year-End Total Risk-Weighted Assets*4	15,218,892	128,864	15,279,419	129,377
Financial Ratios Tier I Ratio*4	6.98%	-	6.95%	-
Financial Ratios BIS Capital Adequacy Ratio*4	12.30%	-	12.25%	-

To Our Shareholders, Customers and Employees

Page 3

Column/Line	Before correction	After correction
Left/10th	– BIS capital adequacy ratio reached **11.41%**,–	– BIS capital adequacy ratio reached **11.36%**,–

Financial Section / Management's Discussion and Analysis

Page 53

Column/Line	Before Correction	After Correction
Right/35th	increased by **¥1,512.9** billion to **¥16,153.6** billion.	increased by **¥1,541.4** billion to **¥16,182.1** billion
Right/39-40th	standard would have increased by **1.27%** to **12.17%** and Tier I capital adequacy ratio would have increased by **0.27%** to **6.48%**.	standard would have increased by **1.25%** to **12.15%** and Tier I capital adequacy ratio would have increased by **0.26%** to **6.47%**.
Right/43rd	were **¥1,810.4** billion, **¥1,026.3** billion and **¥15,864.4** billion,	were **¥1,809.8** billion, **¥1,026.1** billion and **¥15,924.9** billion,

Page 54

Left/7th	and **¥954.6** billion, respectively.	and **¥922.5** billion, respectively.
Right/3rd	standard was **11.41%** and Tier I capital adequacy ratio was **6.46%**	standard was **11.36%** and Tier I capital adequacy ratio was **6.44%**

Page 57

	Before Correction	After Correction
Right/4th	have increased by **¥1,512.9** billion, of	have increased by **¥1,541.4** billion, of
Right/10th	standard would have been improved by **1.27%.**	standard would have been improved by **1.25%.**
Right/15th	--, while **¥954.6** billion	--, while **¥922.5** billion
Right/22nd	standard was **11.41%.**	standard was **11.36%.**

BIS Capital Adequacy Ratio

Page 58

	Before Correction			After Correction		
	2007 new (*1)	2007 old (*)(a)	Changes (a-b)	2007 new (*1)	2007 old (*)(a)	Changes (a-b)
Total Qualifying Capital	¥1,810.4	¥1,966.6	¥370.7	¥1,809.8	¥1,966.6	¥370.7
Tier I Capital	1,026.3	1,047.2	137.8	1,026.1	1,047.2	137.8
50% of the Total Expected Loss Amount in Excess of Total Eligible Provisions (Deduction)	20.8	- /	/	21.0	/	/
Deductive Items (-)	120.6	57.8	(16.8)	120.9	57.8	(16.8)
Total Risk – Adjusted Assets	¥15,864.4	¥16,153.6	¥1,512.9	¥15,924.9	¥16,182.1	¥1,541.4
Risk-Weighted Assets for Credit Risk	15,040.1	15,994.7	1,528.0	15,100.6	16,023.1	1,556.4
Tier I Capital Adequacy Ratio	6.46%	6.48%	0.27%	6.44%	6.47%	0.26%
BIS Capital Adequacy Ratio	11.41%	12.17%	1.27%	11.36%	12.15%	1.25%

Risk Management / 1. Basic Philosophy on Risk Management

Check of Capital Adequacy

Page 116

	Before Correction	After Correction
Tier I	1,026.3	1,026.1
Risk Capital (Tier I + 60% of unrealized gains on securities)	1,322.7	1,322.5

Risk Management / 2. Credit Risk

Page 122

At March 31,2007 EL	Before Correction	After Correction
Corporate Exposures	114.6	114.8

Risk Management / Capital Adequacy Ratio / Consolidated

Page 134

2007	Before Correction	After Correction
Equivalent to 50% of the Excess of Expected Loss over Qualifying Reserves (Deduction)	20,877	21,068
Total Tier I before Deduction of Deferred Tax Assets (Aggregate Sum of Items Above)	1,026,390	1,026,199
Total (A)	1,026,390	1,026,199
Items for Deduction *5 (D)	120,640	120,995
Total Capital (A) + (B) + (C) – (D) (E)	1,810,405	1,809,860
Asset (On-balance Sheet) Items	12,735,693	12,750,781
Off-balance Sheet Transaction Items	2,304,422	2,349,861
Amount of Credit Risk-Weighted Assets (F)	15,040,115	15,100,642
Total ((F) + (G) + (I) + (K)) (L)	15,864,462	15,924,988
Capital Adequacy Ratio=E/L X 100 (%)	11.41	11.36
Tier I Ratio• A/L X 100 (%)	6.46	6.44

Before Correction	After Correction
*1 Deferred tax assets – is **¥307,754** million	*1 Deferred tax assets – is **¥307,859** million

Risk Management / Capital Adequacy / Consolidated

Page137

(1) Amount of Required Capital against Credit Risk (excluding equity exposures to which the IRB Approach is applied and exposures held in funds)

2007	Before Correction	After Correction
Portfolios to which the IRB Approach is Applied and the Breakdown by Portfolio	870,140	875,527
Corporate Exposures	732,662	737,987
Bank Exposures	24,232	24,295

(6) Total Required Capital

2007	Before Correction	After Correction
Total Required Capital	• 1,269,156	• 1,273,999

Risk Management / Credit Risk / Consolidated

Page138

(1) Balance of Exposures Related to Credit Risk
(excluding exposures held in funds and securitization exposures)

	Before Correction		After Correction	
	Millions of Yen		Millions of Yen	
	2007		2007	
	Credit Risk Exposures		Credit Risk Exposures	
At March 31		Loans, Commitments and Other Off-balance Sheet Exposures other than Derivatives		Loans, Commitments and Other Off-balance Sheet Exposures other than Derivatives
Japan	• 17,445,041	• 14,239,613	• 17,522,227	• 14,316,799
Outside Japan	3,764,850	1,669,863	3,763,118	1,668,131
Total for Regions	• 21,209,891	• 15,909,477	• 21,285,345	• 15,984,930
Manufacturing	2,786,484	2,121,991	2,804,531	2,140,037
Mining	19,512	19,408	19,755	19,651
Energy and Utilities	283,188	213,904	268,188	198,904
Communication	237,215	210,828	237,135	210,748
Transportation	900,471	746,392	912,621	758,542
Wholesale and Retail	1,517,385	1,369,906	1,509,827	1,362,348
Finance and Insurance	2,679,843	2,281,842	2,686,759	2,288,759
Real Estate	1,928,224	1,761,040	1,928,299	1,761,115
Various Services	1,425,507	1,389,219	1,435,682	1,399,393
Others	7,112,816	3,560,759	7,163,302	3,611,246
Total for Industry Sectors	• 21,209,891	• 15,909,477	• 21,285,345	• 15,984,930
One Year or Shorter	7,286,087	5,886,039	7,303,851	5,903,803
Over One Year to less than Five Years	6,197,623	5,094,267	6,233,405	5,130,049
Five Years or Longer	7,726,180	4,929,170	7,748,087	4,951,077
Total for All Durations	• 21,209,891	• 15,909,477	• 21,285,345	• 15,984,930

Page140

(5) Amount of Exposures by Risk-Weight Category

At March 31	Before Correction Millions of Yen 2007	After Correction Millions of Yen 2007
Balance by Risk-Weight Category of Specialized Lending under the Slotting Criteria (other than those in the Category of High-Volatility Commercial Real Estate Lending)	• 621,920	• 647,589
Strong•••70%	264,101	280,545
Good•••90%	214,949	212,866
Satisfactory•••115%	129,078	140,385
Balance by Risk-Weight Category of Specialized Lending under the Slotting Criteria (other than those with the Duration of less than Two and a Half Years and those in the Category of High-Volatility Commercial Real Estate Lending)	• 324,664	• 342,638
Strong•••50%	129,367	140,816
Satisfactory•••115%	48,214	54,739

Page141

Application of the IRB Approach

(1) The Probability of Default (PD), weighted average of Risk Weights (RW), Exposure At Default (EAD) of On-balance sheet asset items (On_EAD), and EAD of Off-balance sheet asset items (Off_EAD) by debtor category for corporate exposures

At March 31	Before Correction				After Correction			
	Millions of Yen				Millions of Yen			
	2007				2007			
	PD	LGD	RW	Off_EAD	PD	LGD	RW	Off_EAD
Ratings1• 4	0.06%	46.16%	24.91%	• 772,754	0.06%	46.15%	24.80%	• 791,661
Ratings5• 6	1.00%	45.05%	76.45%	1,020,310	1.00%	45.05%	76.51%	1,040,969
Ratings7• 8	11.44%	45.00%	197.30%	101,629	11.46%	45.00%	197.58%	92,974
Total	3.02%	45.36%	71.20%	• 1,911,230	3.01%	45.36%	71.02%	• 1,942,141

(3) The Probability of Default (PD), weighted average of Risk Weights (RW), Exposure At Default (EAD) of On-balance sheet asset items (On_EAD), and EAD of Off-balance sheet asset items (Off_EAD) by debtor category for bank exposures

At March 31	Before Correction				After Correction			
	Millions of Yen				Millions of Yen			
	2007				2007			
	PD	LGD	RW	Off_EAD	PD	LGD	RW	Off_EAD
Ratings1• 4	0.04%	45.49%	16.94%	• 656,250	0.04%	45.49%	16.98%	• 657,150
Total	0.07%	45.58%	18.87%	• 687,260	0.07%	45.58%	18.90%	• 688,160

Risk Management / Capital Adequacy Ratio / Non-consolidated

Page 147

2007	Before Correction	After Correction
Equivalent to 50% of the Excess of Expected Loss over Qualifying Reserves (Deduction)	20,758	20,949
Total Tier I before Deduction of Deferred Tax Assets (Aggregate Sum of Items Above)	1,063,389	1,063,198
Total (A)	1,063,389	1,063,198
Items for Deduction *4 (D)	90,825	91,179
Total Capital (A) + (B) + (C) – (D) (E)	1,872,951	1,872,406
Asset (On-balance Sheet) Items	12,231,995	12,247,083
Off-balance Sheet Transaction Items	2,283,788	2,329,227
Amount of Credit Risk-Weighted Assets (F)	14,515,783	14,576,310
Total ((F) + (G) + (I) + (K)) (L)	15,218,892	15,279,419
Capital Adequacy Ratio=E/L X 100 (%)	12.30	12.25
Tier I Ratio• A/L X 100 (%)	6.98	6.95

Before Correction	After Correction
*1 Deferred tax assets – is **¥318,854** million	*1 Deferred tax assets – is **¥318,959** million

Risk Management / Capital Adequacy / Non-consolidated

Page149

(1) Amount of Required Capital against Credit Risk (excluding equity exposures to which the IRB Approach is applied and exposures held in funds)

2007	Before Correction	After Correction
Portfolios to which the IRB Approach is Applied and the Breakdown by Portfolio	767,642	773,030
Corporate Exposures	634,383	639,708
Bank Exposures	25,729	25,792

(6) Total Required Capital

2007	Before Correction	After Correction
Total Required Capital	1,217,511	1,222,353

Risk Management / Credit Risk / Non-consolidated

Page150

(1) Balance of Exposures Related to Credit Risk
(excluding exposures held in funds and securitization exposures)

	Before Correction		After Correction	
	Millions of Yen		Millions of Yen	
	2007		2007	
	Credit Risk Exposures		Credit Risk Exposures	
At March 31		Loans, Commitments and Other Off-balance Sheet Exposures other than Derivatives		Loans, Commitments and Other Off-balance Sheet Exposures other than Derivatives
Japan	16,974,191	13,453,157	17,051,376	13,530,342
Outside Japan	3,742,036	1,647,056	3,740,304	1,645,324
Total for Regions	20,716,228	15,100,213	20,791,681	15,175,667
Manufacturing	2,852,053	2,187,560	2,870,099	2,205,606
Mining	19,512	19,408	19,755	19,651
Energy and Utilities	283,082	213,798	268,082	198,798
Communication	236,307	209,555	236,227	209,475
Transportation	876,982	722,902	889,132	735,052
Wholesale and Retail	1,513,587	1,366,108	1,506,028	1,358,550
Finance and Insurance	3,031,714	2,456,987	3,038,631	2,463,904
Real Estate	1,840,306	1,673,061	1,840,381	1,673,136
Various Services	1,786,762	1,609,243	1,796,937	1,619,418
Others	5,958,127	2,408,854	6,008,613	2,459,340
Total for Industry Sectors	20,716,228	15,100,213	20,791,681	15,175,667
One Year or Shorter	7,368,954	5,931,715	7,386,718	5,949,479
Over One Year to less than Five Years	6,471,534	5,368,439	6,507,316	5,404,221
Five Years or Longer	6,875,738	3,800,059	6,897,646	3,821,966
Total for All Durations	20,716,228	15,100,213	20,791,681	15,175,667

Page152

(5) Amount of Exposures by Risk-Weight Category	Before Correction	After Correction
	Millions of Yen	Millions of Yen
At March 31	2007	2007
Balance by Risk-Weight Category of Specialized Lending under the Slotting Criteria (other than those in the Category of High-Volatility Commercial Real Estate Lending)	• 621,920	• 647,589
Strong•••70%	264,101	280,545
Good•••90%	214,949	212,866
Satisfactory•••115%	129,078	140,385
Balance by Risk-Weight Category of Specialized Lending under the Slotting Criteria (other than those with the Duration of less than Two and a Half Years and those in the Category of High-Volatility Commercial Real Estate Lending)	• 324,664	• 342,638
Strong•••50%	129,367	140,816
Satisfactory•••115%	48,214	54,739

Page153

Application of the IRB Approach

(1) The Probability of Default (PD), weighted average of Risk Weights (RW), Exposure At Default (EAD) of On-balance sheet asset items (On_EAD), and EAD of Off-balance sheet asset items (Off_EAD) by debtor category for corporate exposures

At March 31	Before Correction				After Correction			
	Millions of Yen				Millions of Yen			
	2007				2007			
	PD	LGD	RW	Off_EAD	PD	LGD	RW	Off_EAD
Ratings1•4	0.06%	46.16%	24.91%	• 772,754	0.06%	46.15%	24.80%	• 791,661
Ratings5•6	1.00%	45.05%	76.45%	1,020,310	1.00%	45.05%	76.51%	1,040,969
Ratings7•8	11.44%	45.00%	197.30%	101,629	11.46%	45.00%	197.58%	92,974
Total	2.86%	42.97%	73.00%	• 1,950,169	2.85%	42.98%	72.83%	• 1,981,080

(3) The Probability of Default (PD), weighted average of Risk Weights (RW), Exposure At Default (EAD) of On-balance sheet asset items (On_EAD), and EAD of Off-balance sheet asset items (Off_EAD) by debtor category for bank exposures

At March 31	Before Correction				After Correction			
	Millions of Yen				Millions of Yen			
	2007				2007			
	PD	LGD	RW	Off_EAD	PD	LGD	RW	Off_EAD
Ratings1•4	0.04%	45.49%	16.94%	• 656,250	0.04%	45.49%	16.98%	• 657,150
Total	0.07%	44.91%	20.15%	• 689,064	0.07%	44.91%	20.18%	• 689,964

END